Interactive Data Holdings Corporation

32 Crosby Drive

Bedford, Massachusetts 01730

November 4, 2015

VIA EDGAR

Christian Windsor

Michael Henderson

Hugh West

Joseph McCann

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interactive Data Holdings Corporation

Registration Statement on Form S-1

File No. 333-207360

Ladies and Gentlemen:

Interactive Data Holdings Corporation, a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form S-1 (File No. 333-207360), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 9, 2015, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the initial public offering of the Company’s common stock contemplated in the Registration Statement at this time. The Registration Statement was not declared effective by the Commission, and no securities of the Company were offered or sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to William B. Brentani of Simpson Thacher & Bartlett LLP, the Company’s counsel, by fax at (650) 251-5002 or email at wbrentani@stblaw.com. If you have any questions regarding this request for withdrawal, please contact Mr. Brentani at (650) 251-5110.

[Signature Page Follows]

Very truly yours,

INTERACTIVE DATA HOLDINGS CORPORATION

By:	/s/ VINCENT A. CHIPPARI
Name:	Vincent A. Chippari
Title:	Managing Director and Chief Financial Officer

[Signature Page to Registration Withdrawal Request Letter]